J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	CREDIT SUISSE SECURITIES (USA) LLC Eleven Madison Avenue New York, NY 10010

June 17, 2013

Re:                        PTC Therapeutics, Inc.
Registration Statement on Form S-1
Registration File No. 333-188657

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 3,008 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period June 5, 2013 through 5:00 p.m. Eastern time, June 14, 2013, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of PTC Therapeutics, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern time on June 19, 2013, or as soon thereafter as practicable.

[Remainder of page intentionally left blank]

Very truly yours,

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Sri Kosaraju
	Name:	Sri Kosaraju
	Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jill Ford
	Name:	Jill Ford
	Title:	Managing Director